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April 8, 2008
VIA EDGAR TRANSMISSION AND FACSIMILE
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop: 4561

Re:	AMB Property Corporation
File Number: 001-13545
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
Dear Ms. van Doorn:
     On behalf of AMB Property Corporation, a Maryland corporation (the “Company”), we hereby set forth the following information in response to the comments contained in the letter dated March 11, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments of the Staff contained in that letter are repeated in this letter below and are followed by a summary of the Company’s response and revised disclosure, as applicable.
* * *
Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity, page 61
1.	In future filings, please discuss your dividends and distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the dividends and distributions for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the dividends and distributions. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from divestitures of properties, proceeds from equity offerings etc.

April 8, 2008

     In response to the Staff’s comment, the Company’s future filings will include disclosure similar to the following:
     Cash flows generated by our business were sufficient to cover our dividends and distributions for the years ended December 31, 2007, 2006 and 2005. Cash flows from our real estate operations and private capital businesses, which are included in “Net cash provided by operating activities” in our Cash Flows from Operating Activities and cash flows from our real estate development and operations businesses which are included in “Net proceeds from divestiture of real estate” in our Cash Flows from Investing Activities in our Consolidated Statements of Cash Flows, were sufficient to pay dividends on our common stock, distributions on our preferred stock and common and preferred limited partnership units of AMB Property, L.P. and AMB Property II, L.P. and distributions to minority interests for the years ended December 31, 2007, 2006 and 2005. Cash Flows from Operating Activities alone were not sufficient to pay such dividends and distributions, as shown in the table below. We use proceeds from our businesses included in Cash Flows from Investing Activities (specifically, the proceeds from sales and contributions of properties as part of our real estate development and operations businesses) to fund dividends and distributions not covered by Cash Flows from Operating Activities.

Summary of Dividends and Distributions paid

(Dollars in thousands)	2007	2006	2005
Net cash provided by operating activities	$240,543	$335,855	$295,815

Dividends paid to common and preferred stockholders	211,744	174,266	154,070

Distributions to minority interests, including preferred units	137,722	169,726	425,089

Shortfall of net cash provided by operating activities over dividends and distributions paid	$(108,923)	$(8,137)	$(283,344)

Net proceeds from divestiture of real estate	$824,628	$616,343	$1,088,737

Excess of net cash provided by operating activities and net proceeds from divestiture of real estate over dividends and distributions paid	$715,705	$608,206	$805,393

Note 2, Summary of Significant Accounting Policies Investments in Consolidated and Unconsolidated Co-investment Ventures,

2.	The note indicates that based on the guidance set forth in EITF 04-5, the Company consolidates certain co-investment venture investments because it exercises significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes

April 8, 2008

in financing. Please confirm to us that you are the general partner in these entities that you consolidate and the limited partners do not have the types of rights described in EITF 04-5 that preclude consolidation. Show us the disclosure you will include in future filings to clarify your accounting policy.
     In response to the Staff’s comment, the Company will revise the disclosure included in the footnotes to the financial statements to include the bolded text set forth below, commencing with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008:
     Investments in Consolidated and Unconsolidated Co-investment Ventures.  Minority interests represent the limited partnership interests in AMB Property, L.P. (or the Operating Partnership), and interests held by certain third parties in several real estate co-investment ventures, which own properties aggregating approximately 34.3 million square feet as of December 31, 2007, all of which are consolidated for financial reporting purposes. Such investments are consolidated because AMB Property Corporation or a subsidiary (or the Company), exercises significant control over major operating decisions such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing.
     The Company holds interests in both consolidated and unconsolidated co-investment ventures. The Company determines consolidation based on standards set forth in FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46) or Emerging Issues Task Force (EITF) Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights and SOP 78-9, Accounting for Investments in Real Estate Ventures. For co-investment ventures that are variable interest entities as defined under FIN 46 where the Company is not the primary beneficiary, it does not consolidate the co-investment venture for financial reporting purposes. Based on the guidance set forth in EITF 04-5, the Company consolidates certain co-investment venture investments because it exercises significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing. The Company is the general partner (or equivalent of a general partner in entities not structured as partnerships) in a number of our consolidated co-investment joint venture investments. In all such cases, the limited partners in such investments (or equivalent of limited partners in such investments which are not structured as partnerships) do not have rights described in EITF 04-5, which would preclude consolidation. The Company consolidates certain other joint ventures where it is not the general partner (or equivalent of a general partner in entities not structured as partnerships) because the Company has control over those entities through majority ownership, retention of the majority of economics, and a combination of substantive kick out rights and/or substantive participating rights. For co-investment ventures under EITF 04-5 where the Company does not exercise significant control over major operating and management decisions, but where it exercises significant influence, the Company uses the equity method of accounting and does not consolidate the co-investment venture for financial reporting purposes. In such unconsolidated co-investment ventures, either the Company is not the general partner (or general partner equivalent) and does not hold sufficient capital or any rights that would require consolidation or, alternatively, the Company is the general partner (or

April 8, 2008

the general partner equivalent) and the other partners (or equivalent) hold substantive participating rights that override the presumption of control.
* * *
          In connection with the Company’s response to the Staff comments, the Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your review of this additional information. Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8131.
Very truly yours,
/s/ Laura L. Gabriel
Laura L. Gabriel
of LATHAM & WATKINS LLP
cc: Thomas S. Olinger, Chief Financial Officer, AMB Property Corporation
      Wendy S. McCray, Partner, PricewaterhouseCoopers LLP